United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

0-31357
Commission File No.

Epic Energy Resources, Inc.
 (Exact name of registrant as specified in its charter)

1450 Lake Robbins, Suite 160, The Woodlands, Texas 77380
(281)419-3742
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, No Par Value
(Title of each class of securities covered by this Form)

Preferred Stock, No Par Value
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

Please place an ☒ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  290

Pursuant to the requirements of the Securities Exchange Act of 1934, Epic Energy Resources, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:  September 28, 2010

/s/ Michael Kinney
By:	Michael Kinney
Its:	Chief Financial Officer